[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

January 25, 2006

Via Facsimile and EDGAR

Ms. Karen J. Garnett,

Mr. Geoffrey M. Ossias,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Room 1580,

Mail Stop 4561,

Washington, D.C.  20549.

Re:                               Morgans Hotel Group Co.
(Form S-1, Fi1e No. 333-129277)

Dear Ms. Garnett and Mr. Ossias:

The Staff has asked Morgans Hotel Group Co. (the “Company”) to supplementally respond to analyze any contingent liability that may result if the Formation and Structuring Transactions were integrated with the initial public offering of common stock by the Company (the “IPO”).  The Company has asked us to supplementally respond as follows:

As the Company has previously advised the Staff in its letter dated January 17, 2006, for the reasons stated in that letter, the Company believes that the private placement in connection with the Formation and Structuring Transactions should not be integrated with the IPO.  The Formation and Structuring Transactions were designed to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof and Regulation D thereunder.

Rescission Right

Federal securities laws provide a one-year rescission right for investors who purchase securities in an unregistered offering for which the private offering or another exemption was not available. If the Formation and Structuring Transactions were integrated with the IPO, they would constitute an unregistered offering for which an exemption was not available.  An investor successfully asserting a rescission right during the one-year time period has the right to require the issuer to repurchase the securities issued to the investor at the price paid by the investor for the securities. The aggregate value, based on the mid-point of the proposed range of the initial public offering price for the Company’s common stock, of all of the membership units of Morgans Hotel Group Co. and shares of common stock issued in the Formation and Structuring Transactions is expected to be approximately $380 million.

Analysis of Contingent Liability

The Company does not believe that there is a contingent liability arising out of the Formation and Structuring Transactions for the following reasons:

•                  The Formation and Structuring Transactions were designed to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D thereunder.

•                  Counsel has advised the Company that the private placement in connection with the Formation and Structuring Transactions should not be integrated with the IPO.

•                  The Company expects to limit any possible rescission liability or repurchase obligation arising out of the Formation and Structuring Transactions by amending the Formation and Structuring Agreement to provide that each party thereto will (i) waive and release any claim against the Company and Morgans Group LLC arising out of or based on any aspect of the Formation and Structuring Transactions being not exempt from registration or qualification under federal or state securities laws, (ii) agree not, under any circumstances, to exercise any right of rescission arising out of the Formation and Structuring Transactions, and (iii) irrevocably agree to contribute to Morgans Group LLC any proceeds received by such party as a result of any rescission action arising out of the Formation and Structuring Transactions if it is ultimately determined that such agreements and waivers are not enforceable.

The Company believes that the agreements in the amendment to the Formation and Structuring Agreement provide it with the basis for concluding that there is no contingent liability arising out of the Formation and Structuring Agreement, and based on this belief does not feel that risk factor disclosure is necessary.

If you have any questions or comments regarding the foregoing, please call the undersigned at (212) 558-4312.

Very truly yours,

/s/ Robert W. Downes
Robert W. Downes

cc:                                 Jessica Barberich
Daniel Gordon
(Securities and Exchange Commission)

Marc Gordon
Richard Szymanski
(Morgans Hotel Group Co.)

Stuart Eisenberg
(BDO Seidman, LLP)

Andrew J. Pitts
(Cravath, Swaine & Moore LLP)